SEC Mail Processing Section

MAR 01 2010

[redacted]

10029839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
122

SEC FILE NUMBER
8- 49106

FACING PAGE

Washington, DC
122

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hancock Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 CitiPlace Drive, Suite 100
(No. and Street)

Baton Rouge,	LA	70808
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Rowlen (225) 248-7328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

639 Loyola Avenue, Suite 1800	New Orleans	LA	70113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, R. Randall Bluth, swear (or affirm) that, to the best of my knowledge and belief the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Hancock Investment Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of a customer of the Company's financial statements as of December 31, 2009.

Signature

Pres, CEO

Title

2/19/2010

Date

Notary Public

2-19-10

Date

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

[x] (a) Facing page
[x] (b) An Oath or Affirmation
[x] (c) Consolidated Statements of Financial Condition
[x] (d) Consolidated Statements of Income
[x] (e) Consolidated Statements of Shareholder's Equity
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
[x] (g) Consolidated Statements of Cash Flows
[x] (h) Notes to Consolidated Financial Statements
[x] (i) Computation for Net Capital
[x] (j) Computation for Determination of Reserve Requirements Pursuant Rule 15c3-3

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
639 Loyola Avenue
Suite 1800
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

Report of Independent Auditors

To the Board of Directors of
Hancock Investment Services, Inc.

We have audited the accompanying consolidated statement of financial condition of Hancock Investment Services, Inc. (a wholly owned subsidiary of Hancock Bank) and its Subsidiaries (the "Company") as of December 31, 2009, and the related consolidated statement of income, stockholder's equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of the Company as of December 31, 2008 and for the year then ended were audited by other auditors whose report, dated February 16, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic 2009 consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2009 consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 25, 2010

Hancock Investment Services, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Hancock Bank)
Consolidated Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 11,448,832	$ 11,063,751
Restricted cash	50,000	50,000
Receivables from brokers and dealers and clearing organizations	361,399	850,169
Securities owned, at fair value	196,796	149,125
Furniture and equipment, less accumulated depreciation of $308,359 in 2009 and $275,983 in 2008	49,433	31,441
Other assets	142,292	136,967
Investment in The NASDAQ Stock Market, Inc.	5,946	7,413
Total assets	$ 12,254,698	$ 12,288,866
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$ 362,670	$ 610,907
Due to Hancock Holding Company	1,895,458	2,799,485
Total liabilities	2,258,128	3,410,392
Stockholder's equity		
Common stock, $1 par value per share. Authorized and outstanding 1,000 shares	1,000	1,000
Contributed capital	879,000	879,000
Retained earnings	9,116,570	7,998,474
Total stockholder's equity	9,996,570	8,878,474
Total liabilities and stockholder's equity	$ 12,254,698	$ 12,288,866

The accompanying notes are an integral part of these consolidated financial statements.